UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                       Corrections Corporation of America
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    2205Y407
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 2, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|    Rule 13d-1(b)
        |X|    Rule 13d-1(c)
        |_|    Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 2 of 16
          --------


--------------------------------------------------------------------------------
1            Names of Reporting Persons.
             I.R.S. Identification Nos. of above Persons (entities only).

             Christopher M. Jeffries

--------------------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group
             (See Instructions)                                   (a) |_|
                                                                  (b) |_|

--------------------------------------------------------------------------------
3            SEC Use Only

--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------
                      5     Sole Voting Power
NUMBER OF                          3,391,485 (See Item 4 below)
SHARES                ----------------------------------------------------------
BENEFICIALLY          6     Shared Voting Power
OWNED BY                           0
EACH                  ----------------------------------------------------------
REPORTING             7     Sole Dispositive Power
PERSON WITH:                       3,391,485 (See Item 4 below)
                      ----------------------------------------------------------
                      8     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person
                    3,391,485 (See Item 4 below)
--------------------------------------------------------------------------------
10           Check if the Aggregate Amount in Row (9) Excludes    |X|
             Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11           Percent of Class Represented by Amount in Row (9)
                    10.8%
--------------------------------------------------------------------------------
12           Type of Reporting Person (See Instructions)
                    IN
--------------------------------------------------------------------------------

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 3 of 16
          --------


--------------------------------------------------------------------------------
1            Names of Reporting Persons.
             I.R.S. Identification Nos. of above Persons (entities only).

             Brian J. Collins

--------------------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group
             (See Instructions)                                   (a) |_|
                                                                  (b) |_|

--------------------------------------------------------------------------------
3            SEC Use Only

--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------
                      5     Sole Voting Power
NUMBER OF                          36 (See Item 4 below)
SHARES                ----------------------------------------------------------
BENEFICIALLY          6     Shared Voting Power
OWNED BY                           0
EACH                  ----------------------------------------------------------
REPORTING             7     Sole Dispositive Power
PERSON WITH:                       36 (See Item 4 below)
                      ----------------------------------------------------------
                      8     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person
                    36 (See Item 4 below)
--------------------------------------------------------------------------------
10           Check if the Aggregate Amount in Row (9) Excludes    |X|
             Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11           Percent of Class Represented by Amount in Row (9)
                    0.0%
--------------------------------------------------------------------------------
12           Type of Reporting Person (See Instructions)
                    IN
--------------------------------------------------------------------------------

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 4 of 16
          --------


--------------------------------------------------------------------------------
1            Names of Reporting Persons.
             I.R.S. Identification Nos. of above Persons (entities only).

             Steven L. Hoffman

--------------------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group
             (See Instructions)                                   (a) |_|
                                                                  (b) |_|

--------------------------------------------------------------------------------
3            SEC Use Only

--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------
                      5     Sole Voting Power
NUMBER OF                          14 (See Item 4 below)
SHARES                ----------------------------------------------------------
BENEFICIALLY          6     Shared Voting Power
OWNED BY                           0
EACH                  ----------------------------------------------------------
REPORTING             7     Sole Dispositive Power
PERSON WITH:                       14 (See Item 4 below)
                      ----------------------------------------------------------
                      8     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person
                    14 (See Item 4 below)
--------------------------------------------------------------------------------
10           Check if the Aggregate Amount in Row (9) Excludes    |X|
             Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11           Percent of Class Represented by Amount in Row (9)
                    0.0%
--------------------------------------------------------------------------------
12           Type of Reporting Person (See Instructions)
                    IN
--------------------------------------------------------------------------------

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 5 of 16
          --------

--------------------------------------------------------------------------------
1            Names of Reporting Persons.
             I.R.S. Identification Nos. of above Persons (entities only).

             Income Opportunity Fund I LLC

--------------------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group
             (See Instructions)                                   (a) |_|
                                                                  (b) |_|

--------------------------------------------------------------------------------
3            SEC Use Only

--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             New York
--------------------------------------------------------------------------------
                      5     Sole Voting Power
NUMBER OF                          1,261,087 (See Item 4 below)
SHARES                ----------------------------------------------------------
BENEFICIALLY          6     Shared Voting Power
OWNED BY                           0
EACH                  ----------------------------------------------------------
REPORTING             7     Sole Dispositive Power
PERSON WITH:                       1,261,087 (See Item 4 below)
                      ----------------------------------------------------------
                      8     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,261,087 (See Item 4 below)
--------------------------------------------------------------------------------
10           Check if the Aggregate Amount in Row (9) Excludes    |X|
             Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11           Percent of Class Represented by Amount in Row (9)
                    4.3%
--------------------------------------------------------------------------------
12           Type of Reporting Person (See Instructions)
                    OO
--------------------------------------------------------------------------------

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 6 of 16
          --------

--------------------------------------------------------------------------------
1            Names of Reporting Persons.
             I.R.S. Identification Nos. of above Persons (entities only).

             MDP Ventures II LLC

--------------------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group
             (See Instructions)                                   (a) |_|
                                                                  (b) |_|

--------------------------------------------------------------------------------
3            SEC Use Only

--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             New York
--------------------------------------------------------------------------------
                      5     Sole Voting Power
NUMBER OF                          28,587 (See Item 4 below)
SHARES                ----------------------------------------------------------
BENEFICIALLY          6     Shared Voting Power
OWNED BY                           0
EACH                  ----------------------------------------------------------
REPORTING             7     Sole Dispositive Power
PERSON WITH:                       28,587 (See Item 4 below)
                      ----------------------------------------------------------
                      8     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person
                    28,587 (See Item 4 below)
--------------------------------------------------------------------------------
10           Check if the Aggregate Amount in Row (9) Excludes    |X|
             Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11           Percent of Class Represented by Amount in Row (9)
                    0.1%
--------------------------------------------------------------------------------
12           Type of Reporting Person (See Instructions)
                    OO
--------------------------------------------------------------------------------

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 7 of 16
          --------

--------------------------------------------------------------------------------
1            Names of Reporting Persons.
             I.R.S. Identification Nos. of above Persons (entities only).

             Millennium Development Partners II LLC

--------------------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group
             (See Instructions)                                   (a) |_|
                                                                  (b) |_|

--------------------------------------------------------------------------------
3            SEC Use Only

--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             New York
--------------------------------------------------------------------------------
                      5     Sole Voting Power
NUMBER OF                          28,587 (See Item 4 below)
SHARES                ----------------------------------------------------------
BENEFICIALLY          6     Shared Voting Power
OWNED BY                           0
EACH                  ----------------------------------------------------------
REPORTING             7     Sole Dispositive Power
PERSON WITH:                       28,587 (See Item 4 below)
                      ----------------------------------------------------------
                      8     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person
                    28,587 (See Item 4 below)
--------------------------------------------------------------------------------
10           Check if the Aggregate Amount in Row (9) Excludes    |X|
             Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11           Percent of Class Represented by Amount in Row (9)
                    0.1%
--------------------------------------------------------------------------------
12           Type of Reporting Person (See Instructions)
                    OO
--------------------------------------------------------------------------------

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 8 of 16
          --------

--------------------------------------------------------------------------------
1            Names of Reporting Persons.
             I.R.S. Identification Nos. of above Persons (entities only).

             Millennium Development Partners V LLC

--------------------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group
             (See Instructions)                                   (a) |_|
                                                                  (b) |_|

--------------------------------------------------------------------------------
3            SEC Use Only

--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             New York
--------------------------------------------------------------------------------
                      5     Sole Voting Power
NUMBER OF                          1,261,087 (See Item 4 below)
SHARES                ----------------------------------------------------------
BENEFICIALLY          6     Shared Voting Power
OWNED BY                           0
EACH                  ----------------------------------------------------------
REPORTING             7     Sole Dispositive Power
PERSON WITH:                       1,261,087 (See Item 4 below)
                      ----------------------------------------------------------
                      8     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,261,087 (See Item 4 below)
--------------------------------------------------------------------------------
10           Check if the Aggregate Amount in Row (9) Excludes    |X|
             Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11           Percent of Class Represented by Amount in Row (9)
                    4.3%
--------------------------------------------------------------------------------
12           Type of Reporting Person (See Instructions)
                    OO
--------------------------------------------------------------------------------

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 9 of 16
          --------

--------------------------------------------------------------------------------
1            Names of Reporting Persons.
             I.R.S. Identification Nos. of above Persons (entities only).

             Millennium Holdings II LLC

--------------------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group
             (See Instructions)                                   (a) |_|
                                                                  (b) |_|

--------------------------------------------------------------------------------
3            SEC Use Only

--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             New York
--------------------------------------------------------------------------------
                      5     Sole Voting Power
NUMBER OF                          840,724 (See Item 4 below)
SHARES                ----------------------------------------------------------
BENEFICIALLY          6     Shared Voting Power
OWNED BY                           0
EACH                  ----------------------------------------------------------
REPORTING             7     Sole Dispositive Power
PERSON WITH:                       840,724 (See Item 4 below)
                      ----------------------------------------------------------
                      8     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person
                    840,724 (See Item 4 below)
--------------------------------------------------------------------------------
10           Check if the Aggregate Amount in Row (9) Excludes    |X|
             Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11           Percent of Class Represented by Amount in Row (9)
                    2.9%
--------------------------------------------------------------------------------
12           Type of Reporting Person (See Instructions)
                    OO
--------------------------------------------------------------------------------

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 10 of 16
          --------

--------------------------------------------------------------------------------
1            Names of Reporting Persons.
             I.R.S. Identification Nos. of above Persons (entities only).

             Millennium Holdings III LLC

--------------------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group
             (See Instructions)                                   (a) |_|
                                                                  (b) |_|

--------------------------------------------------------------------------------
3            SEC Use Only

--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             New York
--------------------------------------------------------------------------------
                      5     Sole Voting Power
NUMBER OF                          1,261,087 (See Item 4 below)
SHARES                ----------------------------------------------------------
BENEFICIALLY          6     Shared Voting Power
OWNED BY                           0
EACH                  ----------------------------------------------------------
REPORTING             7     Sole Dispositive Power
PERSON WITH:                       1,261,087 (See Item 4 below)
                      ----------------------------------------------------------
                      8     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,261,087 (See Item 4 below)
--------------------------------------------------------------------------------
10           Check Box If the Aggregate Amount in Row (9) Excludes    |X|
             Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11           Percent of Class Represented by Amount in Row (9)
                    4.3%
--------------------------------------------------------------------------------
12           Type of Reporting Person (See Instructions)
                    OO
--------------------------------------------------------------------------------

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 11 of 16
          --------


Item 1(a). Name of Issuer

        Corrections Corporation of America (formerly known as Prison Realty Trust, Inc. and Prison Realty Corporation) (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices

        10 Burton Hills Boulevard
        Nashville, Tennessee 37215

Item 2(a). Name of Persons Filing

        Christopher M. Jeffries
        Brian J. Collins
        Steven L. Hoffman
        Income Opportunity Fund I LLC ("IOF")
        MDP Ventures II LLC ("MDP Ventures")
        Millennium Development Partners II LLC ("MDP II")
        Millennium Development Partners V LLC ("MDP V")
        Millennium Holdings II LLC ("MH II")
        Millennium Holdings III LLC ("MH III", and collectively with Mr.
                Jeffries, Mr. Collins, Mr. Hoffman, IOF, MDP Ventures, MDP II, MDP V and MH II, the "Reporting Persons")

Item 2(b). Address of Principal Business Office or, if none, Residence

        The address of the principal place of business of each of the Reporting Persons is:

                c/o Millennium Partners
                1995 Broadway
                New York, New York 10023

Item 2(c). Citizenship

        Mr. Jeffries is a citizen of the United States.
        Mr. Collins is a citizen of the United States.
        Mr. Hoffman is a citizen of the United States.
        IOF is a New York limited liability company.
        MDP Ventures is a New York limited liability company. MDP II is a New York limited liability company.
        MDP V is a New York limited liability company.
        MH II is a New York limited liability company.
        MH III is a New York limited liability company.

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 12 of 16
          --------


Item 2(d). Title of Class of Securities

        Common stock, par value $0.01 per share ("Common Stock")

Item 2(e). CUSIP Number

        2205Y407

Item 3.    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
           (c), check whether the person filing is a:

        Not applicable. This statement is filed pursuant to Rule 13d-1(c).

Item 4.    Ownership

        The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 27,989,000 shares of Common Stock outstanding as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 that was filed by the Company on November 13, 2002.

        Certain shares of Common Stock reported in this Schedule 13G as beneficially owned by the Reporting Persons are not yet issued but are issuable upon the conversion of the $40,000,000 aggregate principal amount of 10.0% convertible subordinated notes due December 31, 2008 of the Company (the "Notes") held by IOF, MH II and MH III. The Notes were issued to MDP Ventures IV LLC (an affiliate of the Reporting Persons) by the Company pursuant to a Note Purchase Agreement, dated as of December 31, 1998. The Notes were subsequently transferred by MDP Ventures IV LLC to IOF, MH II and MH III. The Notes may be converted into shares of Common Stock at any time after January 1, 2001 and prior to December 31, 2008 at the option of the holders at a current conversion rate of 84.07247 shares of Common Stock per $1,000 principal amount of Notes (the "Conversion Rate"). The Conversion Rate is subject to adjustment upon the occurrence of certain future events.

        IOF holds of record $15,000,000 aggregate principal amount of Notes and may therefore be deemed to beneficially own the 1,261,087 shares of Common Stock issuable upon the conversion of such Notes at the Conversion Rate (the "IOF Reported Shares"), which represent approximately 4.3% of the outstanding shares of Common Stock. IOF has sole direct power to vote and dispose of the IOF Reported Shares.

        MH II holds of record $10,000,000 aggregate principal amount of Notes and may therefore be deemed to beneficially own the 840,724 shares of Common Stock issuable upon the conversion of such Notes at the Conversion Rate (the "MH II Reported Shares"), which represent approximately 2.9% of the outstanding shares of Common Stock. MH II has sole direct voting and dispositive power over the MH II Reported Shares.

        MH III holds of record $15,000,000 aggregate principal amount of Notes and may therefore be deemed to beneficially own the 1,261,087 shares of Common Stock issuable upon

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 13 of 16
          --------


the conversion of such Notes at the Conversion Rate (the "MH III Reported Shares"), which represent approximately 4.3% of the outstanding shares of Common Stock. MH III has sole direct power to vote and dispose of the MH III Reported Shares.

        MDP Ventures holds of record and thereby beneficially owns and has the sole direct power to vote and dispose of 28,587 shares of Common Stock (the "MDP Ventures Reported Shares"), which represent approximately 0.1% of the outstanding shares of Common Stock.

        As the managing member of IOF, MDP V may be deemed to beneficially own and to have sole indirect power to vote and dispose of the IOF Reported Shares.

        As the managing member of MDP Ventures, MDP II may be deemed to beneficially own and to have sole indirect power to vote and dispose of the MDP Ventures Reported Shares.

        As the controlling member of MDP V, MH II and MH III, and the holder of a majority of the limited liability company interests of MDP II, Mr. Jeffries may be deemed to beneficially own and to have sole indirect power to vote and dispose of the IOF Reported Shares, the MH II Reported Shares, the MH III Reported Shares and the MDP Ventures Reported Shares, respectively. Accordingly, Mr. Jeffries may be deemed to beneficially own an aggregate of 3,391,485 shares of Common Stock, which represent approximately 10.8% of the outstanding shares of Common Stock.

        An aggregate of 36 shares of Common Stock are held in trust for the children of Mr. Collins. As trustee of the trusts for his children, Mr. Collins may be deemed to be the beneficial owner and to have sole indirect power to vote and dispose of such 36 shares, which represent less than 0.1% of the outstanding shares of Common Stock.

        Mr. Hoffman holds of record and thereby beneficially owns and has the sole direct power to vote and dispose of 14 shares of Common Stock, which represent less than 0.1% of the outstanding shares of Common Stock.

        By virtue of the relationship described in Item 8 of this Schedule, each of the Reporting Persons may be deemed to beneficially own all of the shares of Common Stock directly owned (or issuable pursuant to the conversion of Notes directly owned) by the other Reporting Persons. Accordingly, each of the Reporting Persons may be deemed to beneficially own 3,391,485 shares of Common Stock in the aggregate, which represent approximately 10.8% of the outstanding shares of Common Stock.

        Each of the Reporting Persons disclaims beneficial ownership in the securities of the Company except to the extent of its record ownership, if any, therein.

Item 5.    Ownership of Five Percent or Less of a Class

        Not applicable.

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 14 of 16
          --------


Item 6.    Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8.    Identification and Classification of Members of the Group

        The Reporting Persons may be deemed to be a "group" for the purposes of
Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or the other persons on whose behalf this statement is filed constitute a "group." The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of such persons.

Item 9.    Notice of Dissolution of Group

        Not applicable.

Item 10.   Certification

        By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

Exhibits:

        A. Joint Filing Agreement, dated as of February 20, 2003, among Christopher M. Jeffries, Brian J. Collins, Steven L. Hoffman, Income Opportunity Fund I LLC, MDP Ventures II LLC, Millennium Development Partners II LLC, Millennium Development Partners V LLC, Millennium Holdings II LLC, and Millennium Holdings III LLC.

        B.      Identification of Members of the Group

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 15 of 16
          --------


                                    SIGNATURE

               After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2003


                                          /s/ Christopher M. Jeffries
                                          --------------------------------------
                                          CHRISTOPHER M. JEFFRIES

                                          /s/ Brian J. Collins
                                          --------------------------------------
                                          BRIAN J. COLLINS

                                          /s/ Steven L. Hoffman
                                          --------------------------------------
                                          STEVEN L. HOFFMAN


                                          INCOME OPPORTUNITY FUND I LLC

                                          By:    MILLENNIUM DEVELOPMENT
                                                 PARTNERS V, its managing
                                                 member


                                                 By:    /s/ Steven L. Hoffman
                                                        ------------------------
                                                        Name:  Steven L. Hoffman
                                                        Title: Vice President


                                          MDP VENTURES II LLC


                                          By:    /s/ Steven L. Hoffman
                                                 -----------------------------
                                                 Name:  Steven L. Hoffman
                                                 Title: Vice President


                                          MILLENNIUM DEVELOPMENT PARTNERS II LLC


                                          By:    /s/ Steven L. Hoffman
                                                 -----------------------------
                                                 Name:  Steven L. Hoffman
                                                 Title: Vice President

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 16 of 16
          --------


                                          MILLENNIUM DEVELOPMENT PARTNERS V LLC


                                          By:    /s/ Steven L. Hoffman
                                                 -----------------------------
                                                 Name:  Steven L. Hoffman
                                                 Title: Vice President


                                          MILLENNIUM HOLDINGS II LLC


                                          By:    /s/ Steven L. Hoffman
                                                 -----------------------------
                                                 Name:  Steven L. Hoffman
                                                 Title: Vice President


                                          MILLENNIUM HOLDINGS III LLC


                                          By:    /s/ Steven L. Hoffman
                                                 -----------------------------
                                                 Name:  Steven L. Hoffman
                                                 Title: Vice President

                                                                       EXHIBIT A


                             Joint Filing Agreement

        This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the undersigned of shares of common stock, par value $0.01 per share, of Corrections Corporation of America, a Maryland corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 20, 2003


                                          /s/ Christopher M. Jeffries
                                          --------------------------------------
                                          CHRISTOPHER M. JEFFRIES

                                          /s/ Brian J. Collins
                                          --------------------------------------
                                          BRIAN J. COLLINS

                                          /s/ Steven L. Hoffman
                                          --------------------------------------
                                          STEVEN L. HOFFMAN


                                          INCOME OPPORTUNITY FUND I LLC

                                          By:    MILLENNIUM DEVELOPMENT
                                                 PARTNERS V, its managing
                                                 member


                                                 By:    /s/ Steven L. Hoffman
                                                        ------------------------
                                                        Name:  Steven L. Hoffman
                                                        Title: Vice President


                                          MDP VENTURES II LLC


                                          By:    /s/ Steven L. Hoffman
                                                 -----------------------------
                                                 Name:  Steven L. Hoffman
                                                 Title: Vice President

                                          MILLENNIUM DEVELOPMENT PARTNERS II LLC


                                          By:    /s/ Steven L. Hoffman
                                                 -----------------------------
                                                 Name:  Steven L. Hoffman
                                                 Title: Vice President


                                          MILLENNIUM DEVELOPMENT PARTNERS V LLC


                                          By:    /s/ Steven L. Hoffman
                                                 -----------------------------
                                                 Name:  Steven L. Hoffman
                                                 Title: Vice President


                                          MILLENNIUM HOLDINGS II LLC


                                          By:    /s/ Steven L. Hoffman
                                                 -----------------------------
                                                 Name:  Steven L. Hoffman
                                                 Title: Vice President


                                          MILLENNIUM HOLDINGS III LLC


                                          By:    /s/ Steven L. Hoffman
                                                 -----------------------------
                                                 Name:  Steven L. Hoffman
                                                 Title: Vice President

                                                                       EXHIBIT B


                     Identification of Members of the Group

     Pursuant to Item 8 above, the following sets forth the identity of each member of the group that has filed this Schedule 13G:

                          (i) Christopher M. Jeffries,

                             (ii) Brian J. Collins,

                            (iii) Steven L. Hoffman,

                       (iv) Income Opportunity Fund I LLC,

                            (v) MDP Ventures II LLC,

                  (vi) Millennium Development Partners II LLC,

                  (vii) Millennium Development Partners V LLC,

                     (viii) Millennium Holdings II LLC, and

                        (ix) Millennium Holdings III LLC.

   Information about each such member is set forth in the Schedule 13G above.